Exhibit 99.1

HOLLINGER INC.
HOLLINGER INC. ANNOUNCES RETRACTION
STATUS OF SHARES

     Toronto, Canada, May 20, 2003 — Hollinger Inc. (“Hollinger”) (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that retractions of its shares submitted on and after May 1, 2003 are suspended until further notice.

     Subsequent to Hollinger’s press release issued on April 29, 2003 holders submitted for retraction 2,985,734 Series III Preference Shares (TSX:HLG.PR.C) for aggregate retraction consideration of approximately $28,207,600 cash. After careful deliberation, Hollinger concluded that it is not able to complete the retractions of shares submitted after April 30, 2003 without unduly impairing its liquidity. Accordingly, Hollinger will complete the retraction of 210,000 Series III Preference Shares submitted on April 30, 2003. Retraction of the remaining shares which are not withdrawn will be completed if and when Hollinger’s liquidity position permits. Retractions of Series II Preference Shares and Series III Preference Shares will be processed on a combined basis in order determined by their retraction date (with equal ranking of the series) in priority to retractions of Retractable Common Shares. Pending completion of retractions, holders do not become creditors of Hollinger but remain as shareholders. Holders may exercise their right to withdraw their retraction notices at any time. In order to exercise the withdrawal right holders should contact the Computershare Call Centre — Shareholder Services at 1(800) 564-6253.

     Hollinger’s ability to make payments on retractions or on the redemption date of its preference shares (April 30, 2004 in the case of Series III Preference Shares and April 30, 2008 in the case of Series IV Preference Shares) is uncertain due to the fact that liquidity of its assets is limited at present given that substantially all of its shares of Hollinger International Inc., being its principal asset, were provided as security for Hollinger’s recently issued senior secured notes.

     Hollinger has made an offer to holders of its Series III Preference Shares to exchange them for Series IV Preference Shares on a share-for-share basis. The terms of the new Series IV Preference Shares will provide for mandatory redemption on April 30, 2008 at $10.00 cash per share (plus dividends) and an annual cumulative dividend, payable quarterly, of $0.80 per share (or 8%) during the five year term. Holders will have the right at any time to retract Series IV Preference Shares for a retraction price payable in cash which, during the first four years will be calculated using 95% of prices for Government of Canada Bonds having a comparable yield and term, and during the fifth year will be $9.50 per share (plus unpaid dividends in each case). The offer expires on May 27, 2003 and is conditional upon acceptance by holders of at least 5,000,000 of the outstanding Series III Preference Shares.

     The offer will enable holders of Series III Preference Shares to increase their dividend yield immediately and extend the term of their investment at the 8% dividend rate for a further four years. Under the support agreement entered into in connection with Hollinger’s recent issue of senior secured notes, Ravelston Management Inc. is required to contribute amounts to Hollinger to fund its dividend obligations under the Series II Preference Shares, Series III Preference Shares and Series IV Preference Shares.

     This press release does not constitute an offer to sell or a solicitation of an offer to buy shares of Hollinger Inc. in any jurisdiction in which such offer would be unlawful. Shares of Hollinger Inc. will be offered only through the circular.

     Hollinger’s principal asset is its approximately 72.7% voting and 30.3% equity interest in Hollinger International Inc. (NYSE:HLR). Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:

J. A. Boultbee Executive Vice-President Hollinger Inc. (416) 363-8721	Peter Y. Atkinson Executive Vice-President Hollinger Inc. (416) 363-8721